*Last update: Jan. 24, 2020

TAOP at a Glance

Investor Factsheet - Jan. 2020

TAOPING Inc.

(Ended by 1/24/2020)

Information Technology Industry
NASDAQ: TAOP

52wk Range	$ 0.40— $ 1.43
Shares Outstanding	41.76 M
Previous Close	$ 0.71
Market Cap	$29.65M
EPS (ttm)	-0.052

STOCK PERFORMANCE


TAOP 0.7100
0.8000
0.7100
0.6000
0.5000
0.4000
104.10k
Aug
14
Sep
14
Oct
14
Nov
14
Dec
14
2020
14

Source: *Yahoo Finance*

COMPANY OVERVIEW

Taoping Inc. (formerly known as China Information Technology, Inc.) (TAOP), is a leading provider of smart display screens, such screens are networked with Internet cloud technology to provide targeted advertising, screen sharing, and to help online retails. The Company provides integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on display screens. Connecting screen owners, advertisers and consumers, the Company builds up a resource sharing "Smart IoT Screen Network - Taoping Net/ App – Taoping Go (E-store)" media ecosystem to ultimately achieve the mission "our technology makes advertising and branding affordable and effective for everyone."

Address:	21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, 518040 China
Website:	http://en.taop.com/
CEO	Jianghuai Lin

INVESTOR RELATIONS CONTACT

Taoping Inc.
Mr. Chang Qiu
Email: chang_qiu@taoping.cn
Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803
Email: taop@dgipl.com

INVESTMENT HIGHTLIGHTS

- Decisive strategy change since 2013 to focus on private sectors, with deleverage, right sizing (from 1000+ employees to around 100), legacy business sales and closures, and new business development. New business started in 2017 and is capturing growth opportunities in digital advertising and online retail market in China.
- Taoping ecosystem enables real-time digital ad delivery and effectively shifts advertising to consumption.
- Since its establishment in May 2017, the members of Taoping Alliance have increased to 197, with the coverage of over 26 provinces out of 34 provincial level administrative units.
- Taoping Network in China is targeted to grow and cover 300 cities by the end of 2020.
- Experienced and committed management.

Nationwide IoT Network of
Cloud-based Smart Display Screens


Internet Ads
Network Operators
Advertisers
Publish Ads
Select Distribution
List Screens
Manage Sites
(City Partners, Taoping Alliance Members)
Display Screen Owners
GO
Consumer Mobile Phones

REVENUE MODEL

Smart IoT Terminals

- Market and sell smart screen hardware.

Cloud-based Platform Operation Services

- Earn fees daily (per day per ad per screen) for all advertisements placed in Taoping Network.

Internet and e-Commerce

- Revenue share from Internet advertisers when they place ads to Taoping Network, or ads placed with Taoping App.
- Collect commission from online retail trading transactions through online advertisement broadcasting and promotions.

Role as Screen Owner

Big Data Services (Near Future)

- Provide big data analysis and application services to private enterprises.